[redacted] Press Release from the Atlas Copco Group

For further information please contact:
[redacted]en, Business Area President, Compressor Technique
[redacted]0 2938 or +32 (0)477 222 685
Fryxholm, Media Relations Manager
3 743 80 60 or +46 (0)70 865 80 60

Atlas Copco to acquire Swiss compressed natural gas compressor manufacturer

Stockholm, Sweden, February 19, 2007: Atlas Copco has signed an agreement to acquire the business of GreenField, based in Switzerland. The company is engaged in high pressure gas applications, mainly compressed natural gas (CNG) for natural gas vehicles. The turnover of GreenField is approximately MSEK 270 (MEUR 30) and it has around 200 employees.

GreenField designs, manufactures and markets a range of CNG compressors aimed at the natural gas vehicles market. The company has a long history in high-pressure gas compression systems, a solid application knowledge and a well-known brand.

GreenField's headquarters are located in Pratteln, near Basel, Switzerland. The acquisition includes the business of the companies in the United States, Germany, Argentina, Brazil, Colombia, Venezuela, Canada and Australia.

"The acquisition of GreenField is part of our strategy to become a player in the rapidly growing market of compressed natural gas for vehicles," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique. *"The acquisition, which is in line with Atlas Copco's policy to invest in environment-friendly solutions, gives us an entry into new regions. In combination with Atlas Copco, GreenField will have the means to serve its customers more efficiently."*

GreenField will be part of the Oil-free Air division in the Compressor Technique business area. GreenField will continue to be a stand-alone brand.

The date of closing is subject to approval by the relevant authorities.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Oil-free Air is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures, and markets oil-free air compressors for all kind of industries worldwide where the air quality is vital, and oil-injected compressors for less critical applications. The division focuses on air optimization systems, aftermarket products and quality air solutions to further improve customers' productivity. The divisional headquarters and main production center are located in Antwerp, Belgium.